AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 2002

================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2002

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes  [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

================================================================================

                                                                            Page
                                                                            ----
PART I FINANCIAL INFORMATION...................................................1

       ITEM 1. UNAUDITED FINANCIAL STATEMENTS..................................1

               Consolidated Statements of Operations for the three months ended June 30, 2001 and 2002 and for the six months
               ended June 30, 2001 and 2002 ...................................1

               Consolidated Balance Sheets as of December 31, 2001 and
               June 30, 2002 ................................................2,3

               Consolidated Statement of Shareholders' Equity for the six
               months ended June 30, 2002 .....................................4

               Consolidated Statements of Cash Flows for the six months ended
               June 30, 2001 and 2002 .........................................5

               Notes to the Consolidated Financial Statements .................6

       ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS............................23

       ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
               MARKET RISK....................................................34

PART II OTHER INFORMATION.....................................................36

       ITEM 4. OTHER INFORMATION..............................................36


                                      (ii)

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCI*T* ANONYME (the "Company"), for the fiscal quarter ended June 30, 2002.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


                                     (iii)

FINANCIAL INFORMATION
UNAUDITED FINANCIAL STATEMENTS

                                ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 2001
                 AND FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND
              2002 (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT PER
                                   SHARE DATA)

                                                       UNAUDITED THREE MONTHS ENDED    UNAUDITED SIX MONTHS ENDED
                                                                 JUNE 30,                       JUNE 30,
                                                                 --------                       --------
                                             NOTES       2001      2002       2002       2001      2002      2002
                                             -----       ----      ----       ----       ----      ----      ----
                                                        (EURO)    (EURO)       ($)      (EURO)    (EURO)      ($)
Advertising revenue....................                 41,314     41,396    40,800     66,583    66,732    65,771
Related party revenue..................       2            852      1,517     1,495      1,668     2,237     2,205
Publication revenue....................                  4,406      3,963     3,906     11,383     8,376     8,256
Other revenue..........................                  4,532      6,126     6,038      7,059    10,185    10,037
                                                        ------     ------    ------     ------    ------    ------
Total net revenue......................      11         51,104     53,002    52,239     86,693    87,530    86,269
                                                        ------     ------    ------     ------    ------    ------
Cost of sales..........................                 15,308     19,183    18,907     28,369    35,320    34,811
Selling, general and
   administrative expenses.............                  6,873      7,883     7,769     12,164    13,844    13,645
Amortization of programming costs......       3         10,097     10,419    10,269     19,743    22,318    21,997
Depreciation and amortization .........      11          2,154      1,994     1,966      3,952     4,116     4,057
                                                        ------     ------    ------     ------    ------    ------
Operating income ......................      11         16,672     13,523    13,328     22,465    11,932    11,760
Interest expense, net..................     7,8         (4,240)    (5,597)   (5,516)    (6,818)  (11,281)  (11,118)
Foreign exchange (losses) gains, net ..       9         (3,894)     7,359     7,253     (9,006)    4,975     4,903
Other income (expense), net ...........      10             82        (28)      (27)      (207)     (891)     (878)
Minority interest in (income) loss of
   consolidated entities...............                   (132)       220       216        (87)      739       728
                                                        ------     ------    ------     ------    ------    ------
Earnings before income taxes...........                  8,488     15,477    15,254      6,347     5,474     5,395
Provision for income taxes.............       6          4,108      5,973     5,887      2,756     3,118     3,073
                                                        ------     ------    ------     ------    ------    ------
Earnings before change in accounting
   principle...........................                  4,380      9,504     9,367      3,591     2,356     2,322
Cumulative effect of a change in
   accounting principle (net of
   income tax of(euro) 347 and(euro) 117      1             --         --        --       (578)     (953)     (940)
                                                        ------     ------    ------     ------    ------    ------
Net income.............................                  4,380      9,504     9,367      3,013     1,403     1,382
                                                        ======     ======    ======     ======    ======    ======
Basic and diluted earnings per share
   before cumulative effect of the
   change in accounting principle......                    0.2        0.5       0.5        0.2       0.1       0.1
                                                        ======     ======    ======     ======    ======    ======
Basic and diluted per share of the
   change in accounting principle......                     --         --        --        --         --        --
                                                        ======     ======    ======     ======    ======    ======
Basic and diluted earnings per share...                    0.2        0.5       0.5        0.2       0.1       0.1
                                                        ======     ======    ======     ======    ======    ======


       Exchange rate for the convenience translation of the June 30, 2002 balances is (euro) 1.00 to $0.9856. The balances as of June 30, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75.

                   The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS


                    AS OF DECEMBER 31, 2001 AND JUNE 30, 2002

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                           UNAUDITED
                                                   DECEMBER 31,             JUNE 30,
                                                   ------------             --------
                                            NOTES     2001       2001      2002     2002
                                            -----     ----       ----      ----     ----
                                                     (EURO)      ($)      (EURO)     ($)
ASSETS
Current assets:
   Cash and cash equivalents..............          104,597    103,091    84,548   83,330
   Marketable equity securities               5       8,221      8,103     6,303    6,211
   Restricted cash........................               44         43         5        5
   Accounts receivable, less allowance
      for doubtful accounts of (euro) 5,632
      in December 2001 and (euro) 6,339 in
      June 2002 ..........................           79,110     77,971    88,450   87,176
   Inventories............................            2,171      2,140     2,470    2,435
   Due from related parties...............    2      18,639     18,371    17,837   17,580
   Advances to related parties............    2       2,888      2,846     3,543    3,492
   Advances to third parties..............            9,950      9,807     9,029    8,899
   Deferred tax assets....................    6       1,720      1,695     3,956    3,899
   Prepaid expenses and other current assets            481        474       166      164
   Income and withholding tax advances....            2,068      2,038     1,812    1,786
                                                    -------    -------   -------  -------
        Total current assets..............          229,889    226,579   218,119  214,977
                                                    -------    -------   -------  -------
   Investments............................    5      13,535     13,340    13,535   13,341
   Property and equipment, net............           24,579     24,225    23,079   22,747
   Broadcast, transmission and printing
      equipment under capital leases, net.            4,760      4,691     4,337    4,274
   Deferred charges, net..................    1       7,208      7,104     6,488    6,394
   Programming costs......................    3      84,219     83,006    88,704   87,427
   Due from related party.................    2      11,256     11,094    10,819   10,663
   Advances to related parties............    2         153        151       153      151
   Goodwill...............................    1       5,856      5,771     5,120    5,046
   Other amortizable intangible assets, net   1         702         692      422      416
   Deferred tax assets....................    6       5,648      5,567     9,832    9,691
   Other assets...........................    4       9,200      9,068     9,205    9,072
                                                    -------    -------   -------  -------
        Total assets......................          397,005    391,288   389,813  384,199
                                                    =======    =======   =======  =======

     Exchange rate for the convenience translation of the December 31, 2001 and June 30, 2002 balances is (euro) 1.00 to $0.9856.

         The balances as of December 31, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75.

         The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2001 AND JUNE 30, 2002
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                        UNAUDITED
                                                             DECEMBER 31,                JUNE 30,
                                                             ------------                --------
                                                    NOTES      2001       2001       2002        2002
                                                    -----      ----       ----       ----        ----
                                                              (EURO)      ($)       (EURO)       ($)
LIABILITIES & SHAREHOLDERS'EQUITY
Current liabilities:
   Bank overdrafts and short-term borrowings...               17,491     17,239     17,095     16,849
   Current portion of obligations under capital
      leases...................................                1,038      1,023        838        826
   Current portion of long-term debt...........       8          508        501        500        493
   Trade accounts, notes and cheques payable...               26,124     25,748     24,592     24,237
   Program license payable.....................               13,141     12,952     12,038     11,865
   Customer advances...........................                  781        770      1,122      1,106
   Payable to related parties..................       2            5          5         11         11
   Accrued interest............................               11,209     11,047     10,098      9,953
   Accrued expenses and other current
        liabilities............................               15,040     14,823     15,090     14,873
   Income taxes payable........................       6        1,938      1,910      9,657      9,517
   Deferred tax liability......................       6        2,525      2,489      2,434      2,398
                                                             -------    -------    -------    -------
        Total current liabilities..............               89,800     88,507     93,475     92,128
                                                             -------    -------    -------    -------
Long-term liabilities:
   Senior notes................................       7      235,706    232,312    224,900    221,661
   Long-term debt..............................       8          587        579        588        580
   Long-term obligations under capital leases..                2,688      2,649      2,333      2,299
   Payable to related parties..................       2          396        390        397        392
   Employee retirement benefits................                1,517      1,495      1,627      1,604
   Long-term provisions........................                  488        481        481        474
                                                             -------    -------    -------    -------
                                                             331,182    326,413    323,801    319,138
                                                             -------    -------    -------    -------
        Total liabilities......................                  737        726         14         14
                                                             -------    -------    -------    -------
Minority interests
   Shareholders' equity:
   Share capital...............................                5,825      5,741      5,825      5,741
   Additional paid-in capital..................               84,270     83,057     84,270     83,056
   Retained earnings accumulated (deficit)                   (25,010)   (24,650)   (23,607)   (23,267)
   Accumulated other comprehensive income......                    1          1       (490)      (483)
                                                             -------    -------    -------    -------
        Total shareholders' equity.............               65,086     64,149     65,998     65,047
                                                             -------    -------    -------    -------
        Total liabilities and shareholders'
             equity............................              397,005    391,288    389,813    384,199
                                                             =======    =======    =======    =======


     Exchange rate for the convenience translation of the December 31, 2001 and June 30, 2002 balances is (euro) 1.00 to $0.9856.

         The balances as of December 31, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                     For the six months ended June 30, 2002
                             (IN THOUSANDS OF EURO)

                                                        ACCUMULATED (DEFICIT) RETAINED EARNINGS
                             SHARE    ADDITIONAL   LEGAL,    ACCUMULATED  TOTAL    ACCUMULATED    GRAND  COMPREHENSIVE
                            CAPITAL    PAID-IN    TAX FREE    (DEFICIT)               OTHER       TOTAL     INCOME
                                       CAPITAL      AND       RETAINED            COMPREHENSIVE             (LOSS)
                                                   OTHER      EARNINGS            INCOME (LOSS)
                                                  RESERVES
BALANCE DECEMBER 31, 2001   5,825     84,270      9,675      (34,685)    (25,010)     1           65,086       --
Net income for the six
  months (unaudited).....      --         --         --        1,403       1,403     --            1,403    1,403
Unrealized loss on
  marketable equity
  securities, net of
  tax(euro)264...........      --         --         --           --          --   (491)            (491)    (491)
                                                                                                           -------
Total comprehensive
  income.................      --         --         --           --          --     --               --      912
                           ------     ------     ------       ------      ------ ------           ------   ======
BALANCE JUNE 30, 2002
  (UNAUDITED)............   5,825     84,270      9,675      (33,282)    (23,607)  (490)          65,998
                           ======     ======     ======       ======      ====== ======           ======


         The balances as of December 31, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75.


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                UNAUDITED SIX MONTHS ENDED JUNE 30,
                                                                -----------------------------------
                                                             2001              2002             2002
                                                             ----              ----             ----
                                                            (EURO)            (EURO)             ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income...................................            3,013             1,403             1,382

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   Gain from repurchase of Senior Notes.........               (6)             (372)             (367)
   Cumulative effect of a change in accounting
        principle...............................              578               953               940
   Deferred income taxes........................            2,642            (6,131)           (6,043)
   Minority interest on acquired entities.......               87              (739)             (728)
   Amortization of debt issuance expenses.......              321               663               654
   Write down in marketable equity securities...               --             1,162             1,145
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs, goodwill and other
        intangibles.............................           23,695            26,434            26,053
   Provision for employee retirement benefits...               31               109               108

CHANGE IN CURRENT ASSETS AND LIABILITIES
   (Increase) in accounts and other receivable..          (22,513)           (9,340)           (9,205)
   (Increase) decrease from/due to related
        parties.................................           (4,171)              591               583
   (Increase) in programming costs..............          (30,681)          (24,437)          (24,085)
   Decrease (increase) in prepaid and licensed
        programming expenditures................            6,356            (2,366)           (2,332)
   (Decrease) in trade accounts, notes and
        cheques payable.........................           (1,953)           (1,516)           (1,495)
   (Decrease) in licensed program payable.......             (466)           (1,102)           (1,086)
   (Increase) in inventories....................             (714)             (299)             (295)
   (Decrease) in accrued expenses and other
        liabilities.............................           (1,222)           (1,059)           (1,044)
   (Decrease) increase in income taxes payable               (652)            7,719             7,608
   Other, net...................................             (665)            1,819             1,793
                                                          -------           -------           -------
        Total adjustments.......................          (29,333)           (7,911)           (7,796)
                                                          -------           -------           -------
NET CASH (USED)IN OPERATING ACTIVITIES..........          (26,320)           (6,508)           (6,414)
                                                          -------           -------           -------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of businesses....................              (25)             (151)             (149)
   Purchase of fixed assets.....................           (3,668)           (2,097)           (2,067)
                                                          -------           -------           -------
NET CASH (USED) IN INVESTING ACTIVITIES.........           (3,693)           (2,248)           (2,216)
                                                          -------           -------           -------
CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from Senior Notes...................          150,000                --                --
   Debt issuance c osts.........................           (4,843)              (20)              (20)
   Proceeds from long-term debt.................              975                --                --
   Redemption of Senior Notes...................           (4,158)           (2,050)           (2,020)
   (Decrease) in bank overdrafts and short term
        borrowings, net.........................          (14,449)             (396)             (391)
   Decrease in restricted cash                                712                39                39
   Repayments of capital lease obligations......             (110)             (556)             (548)
                                                          -------           -------           -------
NET CASH PROVIDED BY (USED IN) FINANCING
   ACTIVITIES...................................          128,127            (2,983)           (2,940)
                                                          -------           -------           -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.........           10,153            (8,312)           (8,192)
   Increase (decrease) in cash..................          108,267           (20,051)          (19,762)
CASH AT BEGINNING OF YEAR.......................           24,729           104,597           103,092
                                                          -------           -------           -------
CASH AT END OF PERIOD...........................          132,996            84,548            83,330
                                                          =======           =======           =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest.......................            3,003            12,314            12,137
   Cash paid for income taxes...................              766             2,278             2,689


       Exchange rate for the convenience translation of the June 30, 2002 balances is (euro)1.00 to $0.9856.

           The amounts as of June 30, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75

         The accompanying notes are an integral part of the consolidated financial statements.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements and related notes at June 30, 2002 and for the six months ended June 30, 2001 and 2002 are unaudited and prepared in conformity with the accounting principles applied in the Company's 2001 Annual Report on Form 20-F for the year ended December 31, 2001. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year or any other interim period.

FOREIGN CURRENCY TRANSLATION

         The accompanying financial statements have been restated from the drachmae to the euro, which, as of January 1, 2002, is the Company's reporting currency. The financial statements have been recast in accordance with EITF D-71 "Accounting Issues Relating to the Introduction of the European Economic and Monetary Union (EMU)". Prior year balances have been recast using the exchange rate between the euro and the drachmae, as of January 1, 1999, of (euro)1.00 to GRD 340.75. Comparative financial statements depict the same trends as would have been presented if the Company had continued to present the financial statements in drachmae. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency different from the drachmae.

ACQUISITIONS OF UNRELATED BUSINESSES

YEAR 2001

         In January 2001 the Company acquired a 51% interest in Blues Hall EPE for cash consideration of (euro) This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value (euro) 920 has been allocated to goodwill.

         In May 2001, the Company commenced its Internet activities/services and became a 99.99% shareholder in newly established company, Antenna Internet S.A., with an initial investment of (euro) 59.

         In the third quarter of 2001, the Company became a shareholder (75% interest) in a newly established music recording company Heaven Music S.A., and
(euro) 44 was contributed as an initial investment.

         In the third quarter of 2001, the Company became a 100% shareholder in a newly established company, Antenna Pay TV Ltd., which owns 100% of Antenna Gold Ltd. and CYP 5,000 was contributed as an initial investment. The activities of Antenna Pay TV and Antenna Gold have not yet commenced.

         On October 8, 2001, the Company completed its acquisition of a 5% interest in NetMed NV, the pay television platform of MIH Limited in Greece and Cyprus (acquiring 622 Class E shares) for cash consideration of $12.3 million. This investment has been accounted for at cost. The Company has the option to acquire an additional 10% interest within two years from closing at the fair market value.

         In the fourth quarter of 2001, Antenna Internet became a shareholder (80% interest) in VIPS 24, a newly established company, for an initial investment of (euro) 47 VIPS 24 provides web design services for artists (mainly for promotional purposes) and derives advertising revenue from banners on web sites.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval for operating decisions such as operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 7), were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in the connection with issuance and distribution of the Company's 9*% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the six months ended June 30, 2001 and 2002 totaled (euro) 321 and (euro) 663 respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the six months ended June 30, 2001 and 2002.

COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) for the six months ended June 30 2001 and June 30, 2002 was comprised primarily of gains and losses arising on the translation of foreign currency financial statements and also includes unrealized gains and losses on certain available for sale investments, net of tax. Comprehensive income (loss) was as follows:

                                                UNAUDITED SIX      UNAUDITED SIX
                                                MONTHS ENDED        MONTHS ENDED
                                                JUNE 30, 2001       JUNE30, 2002
                                                -------------       ------------
Net Income for the six months ended ....             3,013              1,403

Unrealized gain (loss) on available
for sale equity securities, net                        497               (491)
Change in tax rate effect on unrealized gains         (839)                --
Currency translation adjustment                          1                 --
                                                     -----              -----
Comprehensive income                                 2,672                912
                                                     =====              =====

PROGRAMMING COSTS

         During the first quarter of 2001, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 00-2 "Accounting by Producers on Distributors of Films". SOP 00-2 established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. For the quarter ended March 31, 2001 the Company recorded a one-time after-tax charge for the initial adoption of the standard of (euro) 578. This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         On January 1, 2002, the Company adopted FASB Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for im pairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

         Upon adoption of SFAS No. 141 and SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company tested the intangible asset for impairment in accordance with the provisions of SFAS No. 142 during the first quarter 2002.

         In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting units goodwill was impaired. In the second step, the Company compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date adoption.

         During the quarter ended March 31, 2002, the Company completed its impairment review, which indicated that there was an impairment loss resulting from the initial application of these statements. The impairment loss amounting to (euro) 953 net of tax, has been recorded as a cumulative effect of a change in accounting principle.

         The following table provides a reconciliation of reported net loss to adjusted net income for the six months ended June 30, 2001, as though SFAS No. 142 had been applied from the beginning of fiscal 2001:

                                              SIX MONTHS ENDED JUNE 30, 2001
                                                            EARNINGS
                                                 AMOUNT    PER SHARE
                                                 ------    ---------
Reported net income...........................   3,013         0.2
Cumulative effect of change in accounting
   principle (SOP 00-2).......................     578          --
                                                 -----       -----
Reported net income before the cumulative
   effect of change in accounting
   principle..................................   3,591         0.2
Add back amortization:
        Goodwill..............................     522          --
                                                 -----       -----
Adjusted net income attributed to common
   stock before the cumulative effect
   of change in accounting principles.........   4,113         0.2
                                                 =====       =====

         The changes in the carrying amount of goodwill and other intangible assets for the six months ended June 30, 2002 are as follows:

                                                      OTHER
                                                   AMORTIZABLE
                                       GOODWILL  INTANGIBLE ASSETS
                                       --------  -----------------
Balance January 1, 2001 ............    5,856       702
Goodwill and other intangible assets
   acquired during six months, net .       --        54
Impairment losses ..................     (736)     (334)
                                        -----     -----
Balance June 30, 2002 ..............    5,120       422
                                        =====     =====

SFAS NO.  145

         In April 2002, the FASB issued Statement 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The Statement updates, clarifies and simplifies existing accounting pronouncements.

         Statement 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4 and is no longer necessary because Statement 4 has been rescinded.

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years shall be reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. The Company has adopted this standard in the second quarter of 2002 and has reclassified prior periods extraordinary gains on the repurchase of senior notes amounting to (euro) 6 for the six months ended June 30, 2001 and (euro) 372 for the six months ended June 30, 2002 to other income (expenses), net.

TRANSLATIONS OF EURO INTO U.S. DOLLARS

         The consolidated financial statements are stated in euro. The translations of euro into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on June 30, 2002, which was (euro) 1.00 to $0.9856. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                            DECEMBER 31,  UNAUDITED
                                               2001     JUNE 30, 2002
                                               ----     -------------
ACCOUNTS RECEIVABLE
   Current:
        Antenna Satellite TV ..............    8,213    6,714
        Antenna Optima SA .................        2        3
        Epikinonia EPE ....................      957      391
        Antenna TV Ltd. (Cyprus) ..........    4,573    5,422
        Antenna Satellite Radio ...........      389      389
        Echos and Rhythmos EPE ............      336      462
        Makedonia TV S.A ..................    4,169    4,456
                                               -----    -----
                                              18,639   17,837
                                              ======   ======
   Long-term:
        Antenna Satellite TV ..............   11,256   10,819
                                              ======   ======

ADVANCES
   Current:
        Epikinonia EPE ....................     --        401
        Antenna Satellite communications SA       22       22
        Antenna Optima SA .................       11       11
        Echos and Rhythmos EPE ............    1,456    1,895
        Makedonia TV S.A ..................      989      922
        Catalogue Auctions Hellas S.A .....      410      292
                                              ------   ------
                                               2,888    3,543
                                              ======   ======
   Long-term:
        JVFM--Epikinonia ..................       53       53
        Epikinonia Ltd. ...................      100      100
                                              ------   ------
                                                 153      153
                                              ======   ======
ACCOUNTS PAYABLE
   Current:
        Makedonia TV SA ...................        1       --
        Echos and Rhythmos EPE ............        4       11
                                              ------   ------
                                                   5       11
                                              ======   ======
   Long-term:
        Payable to minority shareholders of
        Daphne Communications SA ..........      396      397
                                              ======   ======

                                                UNAUDITED REVENUE
                                              FROM RELATED PARTIES
                                             SIX MONTHS  SIX MONTHS
                                                ENDED      ENDED
                                               JUNE 30,   JUNE 30,
                                                2001       2002
                                                ----       ----
Epikinonia Ltd. (Production facilities
   and technical and administrative
   services) .................................     291     365
Antenna Satellite TV (USA) Inc. (License fees)     625     511
Antenna TV Ltd. (Cyprus) (Royalties) .........     578   1,101
Antenna Satellite Radio (license fee) ........      51      --
Echos and Rhythmos EPE .......................      17     109
Makedonia TV S.A .............................     106     151
                                                 -----   -----
                                                 1,668   2,237
                                                 =====   =====

3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                  DECEMBER 31,  UNAUDITED
                                         2001  JUNE 30, 2002
                                         ----  -------------
Produced programming ...............   58,122     60,937
Purchased sports rights ............    3,403      3,269
Licensed program rights ............   13,752     19,036
Prepaid license program rights .....    5,408      1,531
Prepaid produced programs and sports    2,849      3,350
Prepaid sports rights ..............      685        581
                                       ------     ------
                                       84,219     88,704
                                       ======     ======


4.       OTHER ASSETS

Other assets are analyzed as follows:

                                   DECEMBER 31,  UNAUDITED
                                          2001  JUNE 30, 2002
                                          ----  -------------
Advance for the right to acquire an
   interest in Macedonia TV...........   8,804   8,804
Guarantee deposits....................     396     401
                                         -----   -----
                                         9,200   9,205
                                         =====   =====

         On February 24, 2000 the Company advanced (euro) 8,804 in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2003, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free-to-air television broadcast companies. If the interest is not acquired or the right of acquisition not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

5.       INVESTMENTS

                                   DECEMBER 31,    UNAUDITED
                                           2001  JUNE 30, 2002
                                           ----  -------------
Equity method investments ...........        18        18
Cost method investment ..............    13,517    13,517
                                         ------    ------
                                         13,535    13,535
                                         ======    ======
Available-for-sale equity securities:
Cost ................................     8,221     7,059
Unrealised loss .....................        --      (756)
                                         ------    ------
                                          8,221     6,303
                                         ======    ======

         AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Athenian Capital Holdings S.A. in various open market transactions for an aggregate purchase price of (euro) 45,613. In the fourth quarter of 2001, the decline in fair value was judged to be other-than-temporary and the cost basis was written-down by
(euro) 37,392. For the quarter ended March 31, 2002, the further decline in fair value of (euro) 1,162 was judged to be other-than-temporary and the cost basis was further written down and included in other expense, net in the consolidated statement of operations for the six months ended June 30, 2002 (see note 10).

         EQUITY--METHOD INVESTMENTS

         On September 6, 2000, Antenna acquired a 40% interest in the newly established company named Antenna Optima S.A.

         COST--METHOD INVESTMENT

         On October 8, 2001, Antenna acquired a 5% interest in NetMed NV. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.

6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2001 and June 30, 2002 are summarized below:

                                         DECEMBER 31,    UNAUDITED
                                                2001  JUNE 30, 2002
                                                ----  -------------
Deferred tax liabilities:
   Intangible and tangible assets ........       390        292
   Programming costs .....................    14,362     11,915
   Reserves ..............................     1,902         85
   Reserves taxed in a special way .......       598         --
   Deferred charges ......................     1,005        606
   Leased assets .........................     1,474      1,246
   Customer advances and accounts payable.     1,589      1,326
   Other .................................       687      1,148
                                              ------     ------
Gross deferred tax liabilities ...........    22,007     16,618
                                              ------     ------
Deferred tax assets:
   Property and equipment ................        97        126
   Start up costs ........................     3,529      2,990
   Long term liability ...................        48         45
   Long term lease liability .............       683        477
   Short-term lease liability ............       304        314
   Long-term receivables .................       723        674
   Accounts receivable ...................     2,248      2,542
    Employee retirement benefits .........       478        471
   Other assets ..........................     2,752      3,885
   Marketable equity securities ..........    14,022     13,473
   Accrued expenses and other provisions .       494      1,021
   Net operating losses ..................     2,904      4,242
                                              ------     ------

   Gross deferred tax assets .............    28,282     30,260
                                              ------     ------
   Less: Valuation allowance .............    (1,432)    (2,288)
                                              ------     ------
   Net deferred tax assets ...............     4,843     11,354
                                              ======     ======

         Deferred tax assets were reduced by a valuation allowance relating to the tax benefits attributable to net operating losses and start-up costs related to Antenna Internet S.A. (internet activities), VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                    DECEMBER 31,    UNAUDITED
                                           2001  JUNE 30, 2002
                                           ----  -------------
Net current deferred tax liability       (2,525)    (2,434)
Net current deferred tax asset ...        1,720      3,956
Net non-current deferred tax asset        5,648      9,832
                                         ------     ------
                                          4,843     11,354
                                         ======     ======

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                UNAUDITED THREE        UNAUDITED SIX
                                 MONTHS ENDED          MONTHS ENDED
                              JUNE 30,   JUNE 30,    JUNE 30,  JUNE 30,
                               2001       2002        2001       2002
                               ----       ----        ----       ----
Current ..................       --      9,117         114      9,249
Deferred income taxes ....    4,108     (3,144)      2,642     (6,131)
                              -----      -----       -----      -----
Provision for income taxes    4,108      5,973       2,756      3,118
                              =====      =====       =====      =====

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 37.5% in 2001 and 35% in 2002, to pre-tax income is summarized as follows:

                                             UNAUDITED THREE      UNAUDITED SIX
                                               MONTHS ENDED        MONTHS ENDED
                                           JUNE 30, JUNE 30,  JUNE 30,  JUNE 30,
                                              2001     2002      2001       2002
                                              ----     ----      ----       ----
Tax provision at statutory rate .........    3,185    5,499     2,380     1,915
Effect of change in tax rate ............       --       --      (722)      322
Goodwill and other amortizable intangible
assets ..................................      122      (11)      218        34
Interest income .........................       --       (6)      (85)      (38)
 Effect of minority interest ............       49      (77)       32      (259)
Disallowed prior period expenses and
non-deductible general expenses .........      (50)     152        82       334
Loss (income) not subject to income tax .       43      (30)       92       (46)
Increase in valuation allowance .........      759      446       759       856
                                             -----    -----     -----     -----
                                             4,108    5,973     2,756     3,118
                                             =====    =====     =====     =====

         The statutory tax rate for Nova Bulgaria is 28.5% in 2001 and 2002.

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 2000. For the years 1993 to 1994, the tax audit has been concluded and the additional taxes payable are in the process of being finalized with the tax authorities. For the years 1995 to 2000, the tax audit has been concluded and the taxes assessed did not have a material adverse impact on the company's results of operations 2002 as they had already been provided in prior years. The majority of the Company's subsidiaries have been audited by the tax authorities up to 1999 and 2000. Management believes that the amounts accrued will be sufficient to meet its future tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

         During the six months ended June 30, 2002, the deferred tax assets and liabilities were remeasured and the total effect of the change in the tax rate was a charge of (euro)322, recorded as a tax expense in the consolidated statements of operation.

7.       SENIOR NOTES

                                                                       UNAUDITED
                                              DECEMBER 31, 2001    JUNE 30, 2002
                                              -----------------    -------------

Senior notes due 2007 (the "Notes"
   issued on August 12, 1997. Interest
   on the 2007 Notes is paid semi-annually
   in Februaryand August, commencing
   February 1, 1998, at a rate of 9% per
   annum. The 2007 Notes are redeemable,
   in whole or in part, at the option of
   the Company at any time on or after
   August 1, 2002..........................         85,706            77,400

Senior notes due 2008 (the "2008 Notes")
   issued on June 18, 2001. Interest on
   the 2008 Notes is paid semi-annually in
   July and January, commencing January 1,
   2002, at a rate of 9.3/4% per annum. The
   2008 Notes are redeemable, in whole or
   in part, at the option of the Company at
   any time on or after July 2005..........        150,000           147,500
                                                   -------           -------
                                                   235,706           224,900
                                                   =======           =======

         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro) 150,000 and mature on July 1, 2008.

         Interest expense for the six months ended June 30, 2001 and 2002 totaled (euro) 4,507 and (euro) 3,534 respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 22, 2001 and February 19, 2002 the Company repurchased (euro) 4,279 of the 2007 Notes and (euro) 2,500 of the 2008 Notes, with accrued interest of (euro) 56 and (euro) 33 to the date of repurchase, respectively.

         The early extinguishment of the senior notes resulted in the following:

                                             UNAUDITED THREE      UNAUDITED SIX
                                               MONTHS ENDED        MONTHS ENDED
                                           JUNE 30, JUNE 30,  JUNE 30,  JUNE 30,
                                              2001     2002      2001       2002
                                              ----     ----      ----       ----
Discount on prepayment of Senior
        Notes .........................         --      --        150       449
Write-off of related unamortized debt
        issuance costs.................         --      --       (144)      (77)
                                             -----   -----      -----     -----
Income ................................         --      --          6       372
                                             =====   =====      =====     =====

         In accordance with SFAS No. 145, the gain for the six months ended June 30, 2001 and 2002, has been recorded in other income (expenses), net.

         The indebtedness evidenced by the 2007 and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

8.       LONG-TERM DEBT

                                                    DECEMBER 31,     UNAUDITED
                                                       2001        JUNE 30, 2002
                                                       ----        -------------

Loan of (euro) 978 due in annual installments
   of (euro) 489 bearing interest at variable
   rates (6.5% and 5.0% for the six months
   ended June 30, 2001 and 2002,
   respectively) and due in 2003. Guaranteed
   by the Company................................       978              978

Loan of CHF 183, due in annual installments
   of (euro) 11 bearing interest at variable rates
   (8.9% and 6.3% and for the six months ended
   June 30, 2001 and 2002, respectively) and
   due in 2010. Secured by the building of the
   Company's subsidiary Blues Hall EPE...........       117              110
                                                      -----            -----
                                                      1,095            1,088

Less: Current portion............................      (508)            (500)
                                                      -----            -----
                                                        587              588
                                                      =====            =====

         Interest expenses for the six months ended June 30, 2001 and 2002 amounted to (euro) 74 and (euro) 33 respectively.

9.       FOREIGN EXCHANGE (LOSSES) GAINS

         Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                             UNAUDITED THREE      UNAUDITED SIX
                                               MONTHS ENDED        MONTHS ENDED
                                           JUNE 30, JUNE 30,  JUNE 30,  JUNE 30,
                                              2001     2002      2001      2002
                                              ----     ----      ----      ----
Unrealized foreign exchange (loss)
   gain on Senior Notes (US$) ............  (3,725)  10,113   (10,352)    8,306

Unrealized foreign exchange gain
and (loss) on cash, receivables
and payables denominated in foreign
currencies (US$) and realized (losses)
gains on transactions ....................    (169)  (2,754)    1,346    (3,331)
                                             -----    -----     -----     -----
                                            (3,894)   7,359    (9,006)    4,975
                                             =====    =====     =====     =====

10.      OTHER INCOME (EXPENSE)

                                             UNAUDITED THREE      UNAUDITED SIX
                                               MONTHS ENDED        MONTHS ENDED
                                           JUNE 30, JUNE 30,  JUNE 30,  JUNE 30,
                                              2001     2002      2001     2002
                                              ----     ----      ----     ----
Other than temporary (loss) from marketable
   securities (see note 5) ................     --        --        --   (1,162)
Other, net ................................     82       (28)     (213)    (101)
Gain on repurchase of senior notes ........     --        --         6      372
                                             -----     -----     -----    -----
                                                82       (28)     (207)    (891)
                                             =====     =====     =====    =====

11.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism Magazines and Internet Services and Music Records. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

         Six months ended June 30, 2001:

                                                                UNAUDITED SIX MONTHS ENDED JUNE 30, 2001
                                                                  PAY                                       INTERSEGMENT   TOTAL
                                     TELEVISION      RADIO     TELEVISION  PUBLICATIONS  INTERNET     OTHER ELIMINATION CONSOLIDATED
                                     ----------      -----     ----------  ------------  --------     ----- ----------- ------------
Advertising revenue ...............     57,960       3,106          --       5,517          --          --          --      66,583

Related party sales ...............      2,721          78          --          60          --          --      (1,191)      1,668

Publication revenue ...............         --          --          --      11,383          --          --          --      11,383

                                                                UNAUDITED SIX MONTHS ENDED JUNE 30, 2001
                                                                  PAY                                       INTERSEGMENT   TOTAL
                                     TELEVISION      RADIO     TELEVISION  PUBLICATIONS  INTERNET     OTHER ELIMINATION CONSOLIDATED
                                     ----------      -----     ----------  ------------  --------     ----- ----------- ------------
Other revenue .....................        750          15         224       2,160         278       3,632          --       7,059
                                       -------     -------     -------     -------     -------     -------     -------     -------
Total revenues ....................     61,431       3,199         224      19,120         278       3,632      (1,191)     86,693

Cost of Sales .....................     11,416       1,189          63      13,488         552       1,771        (110)     28,369

Related party cost of sales .......         --           4          --          63          --         957      (1,024)         --

Selling, general and administrative
expenses ..........................      7,691         998          16       2,467         308         684          --      12,164

Related party selling, general and
administrative expenses ...........         21          21          --          47           7          32        (128)         --

Depreciation and amortization .....      1,278          76          53       1,872          43         156         474       3,952

Amortization of programming costs .     19,743          --          --          --          --          --          --      19,743
                                       -------     -------     -------     -------     -------     -------     -------     -------
Operating income ..................     21,282         911          92       1,183        (632)         32        (403)     22,465

Interest expense, net .............     (5,893)        (28)         (2)       (891)         --          (4)         --      (6,818)

Foreign exchange (losses), net ....     (8,651)        (19)       (336)         --          --          --          --      (9,006)

Other income, (expense), net ......       (229)         49          --          (6)         (1)        (20)         --        (207)

Minority interest in profit of
consolidated entities, net ........         --          --          --          --          --          --         (87)        (87)
                                       -------     -------     -------     -------     -------     -------     -------     -------
Income (loss) before tax ..........      6,509         913        (246)        286        (633)          8        (490)      6,347

Cumulative effect of a change in
accounting principle (net of income
taxes of(euro) ....................       (578)         --          --          --          --          --          --        (578)
                                       -------     -------     -------     -------     -------     -------     -------     -------
Net Income (loss)  ................      4,413         498        (247)       (253)       (911)        (37)       (450)      3,013

Segment assets
Total assets at June 30, 2001......    416,502       6,467         974      46,841       1,051       5,103     (51,102)    425,836
                                       =======     =======     =======     =======     =======     =======     =======     =======

         Six months ended June 30, 2002:

                                                           UNAUDITED SIX MONTHS ENDED JUNE 30, 2001
                                                         PAY                               MUSIC           INTERSEGMENT     TOTAL
                              TELEVISION    RADIO     TELEVISION  PUBLICATION  INTERNET   RECORDING  OTHER ELIMINATION CONSOLIDATED
                              ----------    -----     ----------  -----------  --------   ---------  ----- ----------- ------------
Advertising revenue ........     60,483     2,280         --       3,969          --          --      --          --      66,732

Related party sales ........      3,085       107         --         123          21          10      --      (1,109)      2,237

Publication revenue ........         --        --         --       8,376          --          --      --          --       8,376

                                                           UNAUDITED SIX MONTHS ENDED JUNE 30, 2001
                                                         PAY                               MUSIC           INTERSEGMENT     TOTAL
                              TELEVISION    RADIO     TELEVISION  PUBLICATION  INTERNET   RECORDING  OTHER ELIMINATION CONSOLIDATED
                              ----------    -----     ----------  -----------  --------   ---------  ----- ----------- ------------
Other revenue ..............      2,439        13        243       1,054         398       1,276   4,772         (10)     10,185
                                -------   -------    -------     -------     -------     ------- -------     -------     -------
Total revenues .............     66,007     2,400        243      13,522         419       1,286   4,772      (1,119)     87,530

Cost of sales ..............     18,890       986        102      11,909         127         858   2,599        (151)     35,320

Related party cost of sales.          8        --         --          25           1          --     979      (1,013)         --

Selling, general and
administrative expenses ....      8,648     1,306         11       2,025         479         552     823          --      13,844

Related party selling,
general and administrative
expenses ...................         16        15         --          58           1          26       8        (124)         --

Depreciation and
amortization ...............      1,665        56         51       1,506         578           5     157          98       4,116

Amortization of programming
costs ......................     22,318        --         --          --          --          --      --          --      22,318
                                -------   -------    -------     -------     -------     ------- -------     -------     -------
Operating income ...........     14,462        37         79      (2,001)       (767)       (155)    206          71      11,932

Interest expense, net ......    (10,555)      (35)      (650)         --           1          --      --     (11,281)

Foreign exchange (losses),
net ........................      4,885        18         90         (18)         --          --      --          --       4,975

Other income, (expense),
net(1) .....................        276         4         --           4         (12)               (1,163        --        (891)

Minority interest in losses
of consolidated entities ...         --        --         --          --          --          --      --         739         739
                                -------   -------    -------     -------     -------     ------- -------     -------     -------
(Loss) income before tax ...      9,068        17        134      (2,665)       (779)       (154)   (957)        810       5,474

Extraordinary gain on repur-
chase of Senior Notes (net
of income taxes of(euro) ...         --        --         --          --          --          --      --          --          --

Cumulative effect of a
change in Accounting
principle (net of income
taxes of(euro) .............       (736)       --         --        (217)         --          --      --          --        (953)
                                -------   -------    -------     -------     -------     ------- -------     -------     -------
Net (loss) income ..........      4,426        11        132      (2,097)       (779)       (100)   (679)        489       1,403
                                -------   -------    -------     -------     -------     ------- -------     -------     -------
Segment assets
Total assets at June 30, 2002   408,275     6,083        914      41,503       3,542       1,836   9,760     (82,100)    389,813
                                =======   =======    =======     =======     =======     ======= =======     =======     =======

(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other-than-temporary loss amounting to (euro) 1,162 (see Note 10).


GEOGRAPHIC AREAS

Information about geographic areas is as follows:

              UNAUDITED THREE MONTHS  UNAUDITED SIX MONTHS
                       ENDED             ENDED
                      JUNE 30,         JUNE 30,
                  2001     2002     2001      2002
                  ----     ----     ----      ----
REVENUES:
Greece ......   49,243   50,301   83,491   83,376
United States      412      213      676      511
Australia ...       99      119      224      243
Cyprus ......      381      929      578    1,101
Bulgaria ....      969    1,440    1,724    2,299
                ------   ------   ------   ------
                51,104   53,002   86,693   87,530
                ======   ======   ======   ======

Note:  Revenues are attributed to countries based on location of customer.

     LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                               UNAUDITED
              DECEMBER 31,      JUNE 30,
                  2001            2002
                  ----            ----
Domestic ....   57,420          57,232
International    1,641           2,117
                ------          ------
Total .......   59,061          59,349
                ======          ======

                                 ANTENNA TV S.A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of television advertising time. Total television advertising revenue made up 69.1% of total net revenue in the six months ended June 30, 2002. In 1999, we began reporting revenue from publishing due to our acquisition of our interest in Daphne Communications S.A. (or Daphne), which in the six months ended June 30, 2002 represented 9.6% of total net revenue. Other revenue, primarily consisting of program sales, sales of recorded music, Visa card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees, represented 11.6% of total net revenue in the six months ended June 30, 2002.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (12.7% of total net television advertising revenue in 2001), and usually at its highest level during the fourth fiscal quarter (30% of total net television advertising revenue in 2001) or the second fiscal quarter (35% of the total net television advertising revenue in 2001). Despite the overall decrease in advertising expenditures in the European and Greek market our Television advertising revenue was up 4.4% in the first six months of 2002 relative to the same period of 2001. As a result of general market conditions, we expect advertising revenue to increase slightly during 2002.

INTRODUCTION OF EURO

         Since January 1, 2002, our consolidated financial statements are prepared in euro and, as a result, the comparative consolidated financial statements are translated from drachma into euro. Consequently, all the comparisons (increases-decreases) stated in our management's discussion and analysis of financ ial condition and results of operations are also reported in euro and depict the same trends as would have been presented if we had continued to preset our consolidated financial statements in drachmae. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency different from the drachmae.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program' s popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers. Examples are:

MULTINATIONAL ADVERTISERS               NATIONAL ADVERTISERS

Unilever                                The Hellenic Telecommunications
                                        Organization (OTE)
Procter & Gamble
                                        Stet Hellas, a Greek mobile
Nestle                                  telecommunications company

Coca-Cola Hellas                        Cosmote Hellas, a Greek mobile
                                        telecommunications company
Vodafon / Panafon
                                        Fage and Delta, Greek dairy companies
Colgate-Palmolive

Kraft Hellas

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first six months of 2002, we sold approximately 91.0% of total available advertising time during prime time broadcasts and approximately 77.7% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 11 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we derive circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

RECORDED MUSIC REVENUE

         Since establishing Heaven Music in May 2001, we derive revenue from the sale of compact discs, DVD's and cassettes that we produce with local popular artists and authors. For the most part, the content of these recordings are Greek pop hits.

INTERNET REVENUE (WAP & SMS)

         Internet revenue is derived from the offering of content for mobile-based value added services to mobile telephone subscribers. We provide infotainment services, such as news information, sports results and horoscopes. We also offer content for SMS services such as news alerts and message services (with subscriber voting capabilities) concerning BIG BROTHER. We also provide Web site updates and Internet based advertising.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. We adopted this standard in the first quarter of 2001 and recorded a one-time after tax charge for the initial adoption of the standard of (euro) 578 thousand ($570 thousand). This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the six months ended June 30, 2001.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2002 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED JUNE 30, 2001 (UNAUDITED)

         REVENUES. Total net revenue increased (euro) 1.9 million ($1.8 million), or 3.7%, from (euro) 51.1 million ($50.4 million) in the three months ended June 30, 2001 to (euro) 53 million ($52.2 million), in the three months ended June 30, 2002. This increase was attributable primarily to the increase of
(euro) 3.2 million ($3.1 million), in revenue from Antenna TV'operations, and, to a lesser extent, to the addition of (euro) 0.7 million ($0.7 million) of revenue from Heaven Music, the increase of (euro) 0.5 million ($0.5 million) of revenue from Audiotex (primarily representing telephone services revenue), and to the addition of (euro) 0.5 million ($0.5 million) of revenue from Nova Bulgaria, partially offset by a decrease in revenue from Daphne of (euro)2.9 million ($2.8 million).

         Advertising revenue, which comprised 78.1% of total net revenues for the three months ended June 30, 2002, increased (euro) 0.1 ($0.1 million), or 0.2%, from (euro) 41.3 million ($40.7 million), in the three months ended June 30, 2001 to (euro) 41.4 million ($40.8 million), in the three months ended June 30, 2002. This increase principally reflected an increase of advertising revenue from Antenna TV of (euro) 1.6 million ($1.6 million), or 4.7%, and an increase of advertising revenue from Nova Bulgaria of (euro) 0.5 million ($0.5 million), partially offset by a decrease of advertising revenue from Daphne of (euro) 1.5 million ($1.5 million) and a decrease of (euro) 0.6 million ($0.6 million) of advertising revenue from Antenna Radio.

         Related party revenue increased (euro) 0.6 million ($0.6 million), or 78.1%, from (euro) 0.9 million ($0.9 million), in the three months ended June 30, 2001 to (euro) 1.5 million ($1.5 million), in the three months ended June 30, 2002, due to an increase of revenue from Antenna Cyprus and Epikoinonia.

         Publication revenue decreased (euro) 0.4 million ($0.4 million), or 10.1%, from (euro) 4.4 million ($4.3 million), in the three months ended June 30, 2001 to (euro) 4.0 million ($3.9 million) in the three months ended June 30, 2002, reflecting general market conditions.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees increased (euro) 1.6 million ($1.6 million), or 35.2%, from (euro) 4.5 million ($4.4 million) in the three months ended June 30, 2001 to (euro) 6.1 million ($6.0 million) in the three months ended June 30, 2002. This increase was principally the result of an increase of (euro) 1.0 million ($1.0 million) of other revenue from Antenna TV'operations, and, to a lesser extent, the addition of (euro) 0.7 million ($0.7 million) of other revenue from Heaven Music and an increase of (euro) 0.5 million ($0.5 million) of other revenue from Audiotex, partly offset by a decrease of (euro) 1.0 million ($1.0 million) of other revenue from Daphne.

         COST OF SALES. Cost of sales increased (euro) 3.9 million ($3.8 million), or 25%, from (euro) 15.3 million ($15.1 million) in the three months ended June 30, 2001 to (euro) 19.2 million ($18.9 million) in the three months ended June 30, 2002. This increase was attributable primarily to an increase of Antenna TV cost of sales (representing approximately 47.2% of total cost of sales for the three months ended June 30, 2002) of (euro) 4.2 million ($4.1 million), or 87%, in the three months ended June 30, 2002, reflecting the cost of BIG BROTHER. The increase of cost of sales was also due to the addition of (euro) 0.6 million ($0.6 million) of cost of sales from Heaven Music and, to a lesser extent, an increase of (euro) 0.3 million ($0.3 million) of cost of sales from Audiotex. The increase of cost of sales was partly offset by a decrease of cost of sales of (euro) 0.5 million ($0.5 million) from Antenna Internet and a decrease of cost of sales of (euro) 0.5 million ($0.5 million) from Nova Bulgaria.

         SG&A. Selling, general and administrative expenses ("SG&A") increased
(euro) 1.0 million ($1.0 million), or 14.7%, from (euro) 6.9 million ($6.8 million) in the three months ended June 30, 2001 to (euro)7.9 million ($7.8 million) in the three months ended June 30, 2002. This increase was attributable principally to an increase in SG&A of (euro) 0.9 million ($0.9 million) from Nova Bulgaria, the addition of SG&A of (euro) 0.4 million ($0.4 million) from Heaven Music and an increase in SG&A of (euro) 0.2 million ($0.2 million) from Audiotex, partly offset by a decrease in SG&A of (euro) 0.5 million ($0.5 million) from Daphne. Antenna TV SG&A expense decreased 0.9% or (euro) 0.05 million ($0.05 million).

         AMORTIZATION. Amortization of programming costs increased (euro) 0.3 million ($0.3 million), or 3.2%, from (euro) 10.1 million ($10.0 million) in the three months ended June 30, 2001 to (euro) 10.4 million ($10.3 million) in the three months ended June 30, 2002.

         DEPRECIATION. Depreciation decreased (euro) 0.2 million ($0.2 million) from (euro) 2.2 million ($2.2 million) in the three months ended June 30, 2001 to (euro) 2.0 million ($2.0 million) in the three months ended June 30, 2002. This decrease was attributable primarily to the change in accounting principle in accordance with SFAS No. 141 and SFAS No. 142 (see note 1 to our consolidated financial statements) whereby goodwill of (euro) 0.3 million ($0.3 million) is not amortized but rather tested for impairment, partly offset by an increase in depreciation of (euro) 0.1 million ($0.1 million) from Antenna TV and to the addition of (euro) 0.3 million ($0.3 million) of depreciation from Antenna Internet.

         OPERATING INCOME. Operating income decreased (euro) 3.2 million ($3.1 million), or 18.9%, from (euro) 16.7 million ($16.4 million) in the three months ended June 30, 2001 to (euro) 13.5 million ($13.3 million) in the three months ended June 30, 2002, principally reflecting an increase in cost of sales of Antenna TV, increase in SG&A expense during the period and, an increase in operating losses of (euro) 1.7 million ($1.6 million) from Daphne, partially offset by an increase in operating income primarily from Antenna School and Pacific Broadcast. Operating income of Antenna Internet and Nova Bulgaria improved by (euro) 0.6 million ($0.6 million) and by (euro) 0.2 million ($0.2 million), respectively.

         INTEREST EXPENSE, NET. Interest expense, net increased (euro) 1.4 million ($1.4 million), or 31.9%, from (euro) 4.2 million ($4.1 million) in the three months ended June 30, 2001 to (euro) 5.6 million ($5.5 million) in the three months ended June 30, 2002, reflecting an increase in interest expense of Antenna TV of (euro) 1.4 million ($1.4 million), principally reflecting the addition of interest expense associated with our euro denominated senior notes due 2008 issued in June 2001, partially offset by the increase of interest income from deposits of (euro) 0.2 million ($0.2 million) due to higher cash balances.

         FOREIGN EXCHANGE (LOSSES) GAINS. Foreign exchange gains increased
(euro) 11.3 million ($11.1 million) from a loss of (euro) 3.9 million ($3.8 million) to a gain of (euro) 7.4 million ($7.3 million), primarily reflecting the appreciation of the euro to the U.S. dollar.

         OTHER INCOME (EXPENSE), NET. Other income, net decreased (euro) 0.1 million ($0.1 million) from an income of (euro) 0.1 million ($0.1 million) in the three months ended June 30, 2001 to an income of (euro) 0.2 million ($0.2 million) in the three months ended June 30, 2002, primarily reflecting the gain resulting from the redemption of certain of our senior notes due 2007 in the first quarter 2001.

         MINORITY INTEREST IN (INCOME) LOSSES OF CONSOLIDATED ENTITIES. Minority interest in losses of consolidated entities increased (euro) 0.3 million ($0.3 million) from a loss of (euro) 0.1 million ($0.1 million) in the three months ended June 30, 2001 to an income of (euro) 0.2 million ($0.2 million) in the three months ended June 30, 2002, primarily reflecting an increase in losses of Daphne.

         PROVISION FOR INCOME TAXES. Provision for income taxes increased (euro)
1.9 million ($1.9 million) from (euro) 4.1 million ($4.0 million) in the three months ended June 30, 2001 to (euro) 6.0 million ($5.9 million) in the three months ended June 30, 2002, principally as a result of an increase in pre-tax profits offset by a valuation allowance of (euro) 0.4 million ($0.4 million) taken on deferred tax assets, resulting from the tax losses of Antenna Internet and Nova Bulgaria which are not expected to reverse before expiration.

         NET INCOME. Net income increased (euro) 5.1 million ($5.1 million) from
(euro) 4.4 million ($4.3 million) in the three months ended June 30, 2001 to
(euro) 9.5 million ($9.4 million) in the three months ended June 30, 2002. The increase was principally attributable to the increase in foreign exchange gains of Antenna TV and, to a lesser extent, to an increase in the minority interest in losses of consolidated entities.

SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)
COMPARED TO SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED)

         REVENUES. Total net revenue increased (euro) 0.8 million ($0.8 million), or 1.0%, from (euro) 86.7 million ($85.4 million) in the six months ended June 30, 2001 to (euro) 87.5 million ($86.2 million) in the six months ended June 30, 2002. This increase was attributable primarily to an increase of
(euro) 3.9 million ($3.8 million) of revenue from Antenna TV'operations, or 6.6%, and, to a lesser extent, the addition of (euro) 1.3 million ($1.3 million) of revenue from Heaven Music, an increase of (euro) 0.9 million ($0.9 million) of revenue from Audiotex, an increase of (euro) 0.6 million ($0.6 million) of revenue from Nova Bulgaria and the addition of (euro) 0.4 million ($0.4 million) of revenue from Antenna Internet, partially offset by a decrease of (euro) 5.7 million ($5.6 million) of revenue from Daphne and a decrease of (euro) 0.8 million ($0.8 million) of revenue from Antenna Radio.

         Advertising revenue, which comprised 76.2% of total net revenues for the six months ended June 30, 2002, increased (euro) 0.2 million ($0.2 million), or 0.2%, from (euro) 66.5 million ($65.5 million) in the six months ended June 30, 2001 to (euro) 66.7 million ($65.7 million) in the six months ended June 30, 2002. This increase principally reflected an increase of advertising revenue from Antenna TV'operations of (euro) 2.0 million ($2.0 million), or 3.5%, and an increase in advertising revenue from Nova Bulgaria of (euro) 0.6 million ($0.6 million), partially offset by a decrease in advertising revenue from Daphne of
(euro) 1.5 million ($1.5 million) and a decrease of (euro) 0.8 million ($0.8 million) of advertising revenue from Antenna Radio.

         Related party revenue increased (euro) 0.5 million ($0.5 million), or 34.1%, from (euro) 1.7 million ($1.7 million) in the six months ended June 30, 2001 to (euro) 2.2 million ($2.2 million) in the six months ended June 30, 2002, principally reflecting the increase of revenue from Antenna Cyprus and Epikoinonia.

         Publication revenue decreased (euro) 3.0 million ($2.9 million), or 26.4%, from (euro) 11.4 million ($11.2 million) in the six months ended June 30, 2001 to (euro) 8.4 million ($8.3 million) in the six months ended June 30, 2002, reflecting suspension of the publication of two magazine titles and general market conditions.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees, increased (euro) 3.1 million ($3.0 million), or 44.3%, from (euro) 7.1 million ($7.0 million) in the six months ended June 30, 2001 to (euro) 10.2 million ($10.0 million) in the six months ended June 30, 2002. This increase was principally the result of an increase of (euro) 1.4 million ($1.4 million) of other revenue from Antenna TV, the addition of (euro) 1.3 million ($1.3 million) of other revenue from Heaven Music, the increase of (euro) 0.9 million ($0.9 million) of other revenue from Audiotex, and the addition of (euro) 0.4 million ($0.4 million) of other revenue from Antenna Internet, partially offset by a decrease of (euro) 1.1 million ($1.1 million) of other revenue from Daphne.

         COST OF SALES. Cost of sales increased (euro) 6.9 million ($6.8 million), or 24.0%, from (euro) 28.4 million ($28.0 million) in the six months ended June 30, 2001 to (euro) 35.3 million ($34.8 million) in the six months ended June 30, 2002. This increase was attributable primarily to the increase of Antenna TV cost of sales,

(representing approximately 46.5% of total cost of sales for the six months ended June 30, 2002) of (euro) 7.3 million ($7.2 million), or 80%, in the six months ended June 30, 2002, mainly due to the cost of BIG BROTHER, the addition of (euro) 0.8 million ($0.8 million) of cost of sales from Heaven Music, and an increase of (euro) 0.6 million ($0.6 million) of cost of sales from Audiotex, partially offset by a decrease of cost of sales of (euro) 1.6 million ($1.6 million) in Daphne and a decrease of (euro) 0.4 million ($0.4 million) in cost of sales from Antenna Internet.

         SG&A. Selling, general and administrative expenses increased (euro) 1.7 million ($1.7 million), or 13.8%, from (euro) 12.2 million ($12.0 million) in the six months ended June 30, 2001 to (euro) 13.8 million ($13.6 million) in the six months ended June 30, 2002. This increase was attributable principally to the increase in SG&A of (euro) 1.0 million ($1.0 million) from Nova Bulgaria, the addition of SG&A of (euro) 0.6 million ($0.6 million) from Heaven Music, an increase in SG&A of (euro) 0.3 million ($0.3 million) from Antenna Radio and an increase in SG&A of (euro) 0.2 million ($0.2 million) from Audiotex, partially offset by a decrease in SG&A of (euro) 0.4 million ($0.4 million) from Daphne.

         AMORTIZATION. Amortization of programming costs increased (euro) 2.6 million ($2.6 million) or 13.0% from (euro) 19.7 million ($19.4 million) in the six months ended June 30, 2001 to (euro) 22.3 million ($22.0 million) in the six months ended June 30, 2002. This increase was attributable primarily to accelerated amortization of certain programs for which we do not expect to generate future revenue.

         DEPRECIATION. Depreciation increased (euro) 0.2 million ($0.2 million) from (euro) 3.9 million ($3.9 million) in the six months ended June 30, 2001 to
(euro) 4.1 ($4.0 million) in the six months ended June 30, 2002. This increase was attributable primarily to the addition of (euro) 0.5 million ($0.5 million) of depreciation from Antenna Internet and an increase of (euro) 0.3 million ($0.3 million) of depreciation from Antenna TV, partly offset by the change in accounting principle in accordance with SFAS No. 141 and SFAS No. 142 (see note 1 to our consolidated financial statements), whereby goodwill of (euro) 0.5 million ($0.5 million) is not amortized but rather tested for impairment.

         OPERATING INCOME. Operating income decreased (euro) 10.6 million ($10.5 million), or 46.9%, from (euro) 22.5 million ($22.2 million) in the six months ended June 30, 2001 to (euro) 11.9 million ($11.7 million) in the six months ended June 30, 2002, principally due to an increase in cost of sales and programming amortization of Antenna TV and to an increase of SG&A expense, partially offset by an increase in operating income from Antenna School.

         INTEREST EXPENSE. Interest expense, net increased (euro) 4.5 million ($4.4 million), or 65.5%, from (euro) 6.8 million ($6.7 million) in the six months ended June 30, 2001 to (euro) 11.3 million ($11.1 million) in the six months ended June 30, 2002, reflecting an increase in interest expense of Antenna TV of (euro) 5.2 million ($5.1 million), principally attributable to the addition of interest expense associated with our euro denominated senior notes due 2008 issued in June 2001, partially offset by an increase in interest income of (euro) 0.6 million ($0.6 million) due to higher cash balances.

         FOREIGN EXCHANGE (LOSSES) GAINS. Foreign exchange gains increased
(euro) 14.0 million ($13.8 million) from a loss of (euro) 9.0 million ($8.9 million) to a gain of (euro) 5.0 million ($4.9 million), primarily reflecting the appreciation of the euro to the U.S. dollar.

         OTHER EXPENSE, NET. Other expense, net increased (euro) 0.7 million ($0.7 million), from (euro) 0.2 million ($0.2 million) in the six months ended June 30, 2001 to (euro) 0.9 million ($0.9 million) in the six months ended June 30, 2002. The increase was primarily attributable to additional write-downs of our marketable equity securities of Athenian Capital Holdings of (euro) 1.1 million ($1.0 million). As a result of continuous adverse conditions on the Athens Stock Exchange in 2002, we determined, in the first quarter of 2002, that the decline in the fair value was "other-than-temporary"The unrealized loss in the second quarter of 2002 has been included in comprehensive income. If the market price is below cost for a period greater than six months, then in the third quarter of 2002 we will make our assessment to determine if an "other-than-temporary" loss resulted.

         MINORITY INTEREST IN LOSSES OF CONSOLIDATED ENTITIES . Minority interest in losses of consolidated entities increased (euro) 0.8 million ($0.8 million) from a loss of (euro) 0.1 million ($0.1 million) in the six months ended June 30, 2001 to an income of
(euro) 0.8 million ($0.7 million) in the six months ended June 30, 2002, principally reflecting an increase in loss of Daphne.

         PROVISION FOR INCOME TAXES. Provision for income taxes increased (euro)
0.3 million ($0.3 million) from (euro) 2.8 million ($2.8 million) in the six months ended June 30, 2001 to (euro) 3.1 million ($3.1 million) in the six months ended June 30, 2002, primarily due to a charge of (euro) 0.3 million ($0.3 million) resulting from the change of tax rate from 37.5% to 35% in 2002 .

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of (euro) 0.5 million ($0.5 million) representing a change in accounting policy was recorded in the first quarter of 2001. In connection with our transitional goodwill impairment evaluation undertaken in connection with the adoption of SFAS No.142, an impairment loss of (euro) 0.9 million ($0.8 million), net of tax has been recorded as a cumulative effect of a change in accounting principle for the six months ended June 30, 2002 (see note 1 to our consolidated financial statements).

         NET INCOME. Net income decreased (euro) 1.6 million ($1.6 million) from
(euro) 3.0 million ($3.0 million) in the six months ended June 30, 2001 to net income of (euro) 1.4 million ($1.4 million) in the six months ended June 30, 2002. The decrease was principally attributable to a decrease in the operating income of Daphne, Antenna Radio and Nova Bulgaria and the addition of operating losses of VIPs and Heaven Music, partially offset by an increase of net income of Antenna TV and an increase of the minority interest in losses of consolidated entities.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations.

FUTURE COMMITMENTS AND FUNDING SOURCES

         At June 30, 2002, our contractual cash commitments, with initial or remaining terms, are as follows (all amounts in thousands of euro):

----------------------------------------------------------------------------------------------------------------
                                                         PAYMENTS DUE BY PERIOD
----------------------------------------------------------------------------------------------------------------
   CONTRACTUAL OBLIGATIONS   TOTAL   01/07/2002   01/07/2003   01/07/2004    01/07/2005   01/07/2006  THEREAFTER
                                    -30/06/200   -30/06/200   -30/06/200    -30/06/200   -30/06/200
                                         3            4            5             6            7
----------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)           225,988    500          501           13            14           15        224,945
----------------------------------------------------------------------------------------------------------------
CAPITAL LEASE                  3,171    838          868          664           529          272             --
     OBLIGATIONS
----------------------------------------------------------------------------------------------------------------
OPERATING LEASES              14,415  4,110        3,341        2,896         2,692        1,377             --
----------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM                2,505     --          358          358           162           --          1,627
     OBLIGATIONS (2)
----------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL            246,079  5,448        5,068        3,931         3,397        1,664        226,572
     CASH OBLIGATIONS
----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
   CONTRACTUAL OBLIGATIONS   TOTAL   01/07/2002   01/07/2003   01/07/2004    01/07/2005   01/07/2006  THEREAFTER
                                    -30/06/200   -30/06/200   -30/06/200    -30/06/200   -30/06/200
                                         3            4            5             6            7
----------------------------------------------------------------------------------------------------------------
UTILIZED LINES               17,095     17,095          --           --         --             --         --
     OF CREDIT (3)
----------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE         20,671     13,667       4,715        2,289            --          --         --
----------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS            21,814         --          --        5,073         5,327       5,580      5,834
----------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL             59,580     30,762       4,715        7,362         5,327       5,580      5,834
     COMMITMENTS
----------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollar-denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time on or after

         August 12, 2002. Our euro-denominated senior notes due 2008 are redeemable, in whole or in part at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(3) Other long-term obligations represent payables to related parties, employee retirement benefits and long-term provision.

(4)      Revolving credit.

         As of June 30, 2002, we had approximately (euro) 229.2 million ($225.9 million) of long-term debt (which includes the current portion of long-term debt of (euro) 0.5 million and the current portion of capital lease obligation of
(euro) 0.8 million). This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and, to a lesser extent, (euro) 3.2 million ($3.2 million) of long-term obligations under capital leases (including the current portion), (euro) 1.0 million ($1.0 million) of long-term debt of Daphne, which was converted from short-term borrowings into long-term debt (including the current portion of long-term debt of (euro) 0.5 million in 2002), and (euro) 0.1 million ($0.1 million) of long-term debt of Blues Hall.

         As of June 30, 2002, we had approximately (euro) 17.1 million ($16.9 million) of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of (euro) 15.4 million ($15.2 million) dominated mainly in euro. It also included short-term borrowings of (euro) 1.7 million ($1.7 million) of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in yen and euro. We had unused bank lines at June 30, 2002 of (euro) 41.2 million ($40.6 million), of which Antenna TV had unused bank lines at June 30, 2002 of
(euro) 27.9 million ($27.5 million).

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled (euro)
24.3 million ($24.0 million) in the six months ended June 30, 2001 and (euro)
26.8 million ($26.4 million) in the six months ended June 30, 2002. The increase in programming costs is attributable principally to the increase in licensed programming expenditures.

         OPERATING ACTIVITIES. Net cash used in operating activities was (euro)
26.3 million ($25.9 million) in the six months ended June 30, 2001, compared to
(euro) 6.5 million ($6.4 million) in the six months ended June 30, 2002. This improvement of (euro) 19.8 million ($19.5 million) in operating cash flow primarily resulted from reduced working capital requirements.

         INVESTING ACTIVITIES. Net cash used in investing activities was (euro)
3.7 million ($3.6 million) in the six months ended June 30, 2001, and (euro) 2.2 million ($2.2 million) in the six months ended June 30, 2002, reflecting the purchase of fixed assets such as computer hardware, software and digital equipment.

         FINANCING ACTIVITIES. Net cash provided by financing activities was
(euro) 128.1 million ($126.2 million) in the six months ended June 30, 2001 compared to cash used by financing activities of (euro) 3.0 million ($2.9 million) in the six months ended June 30, 2002. The decrease in funds provided by financing activities in 2002 principally reflects the fact that in 2001 we raised the proceeds from the euro denominated senior notes.

CRITICAL ACCOUNTING PRINCIPLES AND ESTIMATES

         In response to SEC Release No. 33-8040 "Cautionary Advice Regarding Disclosures about Critical Accounting Policies and No. 33-8056 "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations", we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, ultimate recoverability of programming costs and artist and author advances, allowance for doubtful accounts, contingencies and litigation, including tax contingencies deferred tax assets, and other-than-temporary declines in marketable equity securities. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

         We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

         We have recorded goodwill and intangibles resulting from our acquisitions completed in the past three years. Through December 31, 2001, goodwill and intangibles have been amortized on a straight-line basis over their respective lives. On January 1, 2002, we adopted SFAS No. 142, where we ceased amortizing goodwill and performed an impairment analysis to assess the recoverability of goodwill. During the first quarter, we completed our initial impairment review, which indicated that there was an impairment loss resulting from the initial application of SFAS No. 142. The impairment loss amounting to
(euro) 953 thousand ($940 thousand), net of tax has been recorded as a cumulative effect of a change in accounting principle.

         We follow Statement of Position 00-2 "Accounting by Producers or Distributors of Films" (SOP 00-2). Under SOP 00-2, production costs are amortized in the same ratio that current period actual revenue bears to estimated ultimate revenue to be generated from the exploitation, exhibition, and sale of program, and sale of future advertising revenue. To the extent such estimates are revised, the amortization of the programming costs is adjusted accordingly, and it may have a significant impact on our results of operations. We currently amortize our programming rights over a weighted average life of approximately two and one-half years. If the weighted average life is reduced by half a year, then our amortization of programming costs would increase by approximately 15%.

         We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our advertisers to make required payments, which results in bad debt expense. We determine the adequacy of this allowance by continually evaluating individual advertiser receivables, considering the advertisers' financial condition, credit history and current economic conditions. As a result of the current economic environment, we have extended the payment and credit terms for certain of our advertisers. If the financial condition of our advertisers were to deteriorate further, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded in the balance sheet a long term receivable from a related party, which has been discounted, taking into consideration the expected repayment terms. Should payments take longer, then the net realizable value of the account receivable is impacted by the timing of payments.

         We are subject to various claims and litigation in the ordinary course of our business. We have accrued management's best estimate of our probable liability in respects of such claims. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse affect on us, if we became aware of such assessments, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. We have been audited by the tax authorities up to 2000. For the years 1993 to 1994 the tax audit has been concluded and the additional taxes payable are in the process of being finalized with the tax authorities. For the years 1995 to 2000, the tax audit has been concluded and the taxes assessed did not have a material adverse impact on the company's results of operations for 2002 as they had already been provided in prior years. The majority of our subsidiaries have been audited by the tax authorities up to 1999 and 2000. Management believes that the amounts accrued will be sufficient to meet its future tax obligations.

         We have recorded a valuation allowance against the net deferred tax assets, which are not expected to fully reverse before their expiration and relate to the start up operating losses of Antenna Internet and Nova Television. Although we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets, if we became aware of indications that the results of future operations may not generate sufficient taxable income, we will evaluate the probability and provide for an additional allowance which would negatively impact our results of operations.

         In 2000, we purchased shares of Athenian Capital Holdings for an aggregate purchase price of (euro) 45.6 million ($44.9 million). Due to a general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and we determined that an other-than-temporary loss resulted and write-downs of (euro) 37.4 million ($36.9 million) and (euro) 1.1 million ($1.1 million) were recorded in the consolidated statement of operations for the year ended December 31, 2001 and the six months period ended June 30, 2002 under the caption other expense net, respectively. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses, will be recorded in the consolidated statement of operations for the applicable periods.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 8.2% during 1996, 5.6% during 1997, 4.8% during 1998, 2.6% during 1999, 3.2 % during 2000 and 3.5 % during 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

         SFAS NO. 145

         See Note 1 to our consolidated financial statements.

         BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         See Note 1 to our consolidated financial statements.

         ASSET IMPAIRMENT AND DISPOSAL ISSUES

         In August 2001, the FASB issued Statement No 143, Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. Initial application of this statement shall be as at the beginning of an entity's fiscal year. This statement applies to legal obligations associated with other-than-temporary removal of a tangible long-lived asset from services. This Statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset as that phrase used in paragraph 15 of FASB Statement 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon initial application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement, (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and
(c) accumulated depreciation on that
capitalized cost. Amounts resulting from initial application of this Statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this Statement been in effect to the date of adoption of this Statement.

         An entity shall recognize the cumulative effect of initially applying this Statement as a change in accounting principle. The adoption of this standard did not have a material impact on our consolidated financial statements for the six months ended June 30, 2002.

ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         In September 2001, FASB issued Statement No 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that replaces FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of. The primary objectives were to develop one accounting model, based on the framework established in Statement 121, for long-lived assets to be disposed of by sale and to address significant implementation issues.

         The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

         Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The new reporting requirements for discontinued operations will allow an entity to more clearly communicate in the financial statements a change in its business that results from a decision to dispose of operations and, thus, provide users with information needed to better focus on the ongoing activities of the entity. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, are to be applied prospectively. The adoption of this standard did not have a material impact on the consolidated financial statements for the six months ended June 30, 2002.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for (euro)
4.2 million ($4.1 million) or 4.8% of total net revenue in the six months period ended June 30, 2002 and (euro) 3.3 million ($3.2 million), or 3.8%, of total net revenue in the six months period ended June 30, 2001. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.0% of total net revenue in the six month period ended June 30, 2002. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro) 78.6 million ($77.5 million) at the six month period ended June 30, 2002. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         We hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                        JUNE 30, 2002
                                                        -------------
FINANCIAL INSTRUMENT                    MATURITY (2007)         FAIR VALUE
--------------------                    ---------------         ----------
                                        (EURO)      ($)       (EURO)      ($)
                                                       (IN MILLIONS)

Senior notes due 2007 ($76.3 million)     77.4      76.3        69.6      68.6
Average interest rate                          9.8%                   --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                        JUNE 30, 2002
                                                        -------------
FINANCIAL INSTRUMENT                    MATURITY (2008)         FAIR VALUE
--------------------                    ---------------         ----------
                                        (EURO)      ($)       (EURO)      ($)
                                                       (IN MILLIONS)

New notes (Euro 147.5 million)          147.5       145.4      125.4      123.6
Average interest rate                         10.3%                   --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                        JUNE 30, 2002
                                                        -------------
FINANCIAL INSTRUMENT                    MATURITY (2008)         FAIR VALUE
--------------------                    ---------------         ----------
                                        (EURO)      ($)       (EURO)      ($)
                                                       (IN MILLIONS)

Senior notes due 2007 ($76.3 million)     77.4       76.3      69.6        68.6
Average interest rate                          9.8%                      --

         The average interest rate for the represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                        JUNE 30, 2002
                                                        -------------
FINANCIAL INSTRUMENT                    MATURITY (2008)         FAIR VALUE
--------------------                    ---------------         ----------
                                        (EURO)      ($)       (EURO)      ($)
                                                       (IN MILLIONS)

New notes (Euro 147.5 million)           147.5      145.4      125.4      123.6
Average interest rate                         10.3%                      --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

OTHER INFORMATION

ITEM 4.  OTHER INFORMATION

FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), we are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001. Among the key factors that have a direct bearing on our results of operations are changes in economic cycles and general economic uncertainty, our ability to successfully implement our growth and operating strategies; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to us or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By:  /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer


Dated: August 6, 2002





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